November 14, 2007

Ms. Sharon Blume

Reviewing Accountant, Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Heritage Commerce Corp

      Form 10-K for the Fiscal Year Ended December 31, 2006

Dear Ms. Blume:

We have received your letter dated October 4, 2007 regarding our Form 10-K for the fiscal year ended December 31, 2006.

We acknowledge that:

•                 Heritage Commerce Corp (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Attached is our response to your comments.  We appreciate your input to assist in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

If you have any questions or additional comments, please call me at (408) 494-4562.

Sincerely,

Lawrence D. McGovern

Executive Vice President and Chief Financial Officer

On behalf of Heritage Commerce Corp

CC:  Chris Harley, Staff Accountant

Response to SEC Letter Dated October 4, 2007

Overview:

In developing our response to the SEC’s letter dated October 4, 2007, we discovered that certain amounts in our statements of cash flows were misclassified.  We do not believe these misclassifications result in a material misstatement, and we will make reclassifications to improve our disclosures in future filings.  Correcting reclassifications have already been made in the interim statements of cash flows included our Form 10-Q for the quarter ended September 30, 2007 that was filed on November 9, 2007.

Responses to individual comments in your letter dated October 4, 2007, follow:

Comment 1:

We have reviewed your responses to prior comments one and two from our letter dated August 14, 2007.  We do not believe you have provided persuasive evidence to support your conclusion that the impact of the changes to your Statements of Cash Flows is immaterial, both quantitatively and qualitatively.  Absent additional information, it appears that a restatement would be required.  Please amend your filings accordingly.  In your amendments, disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filings describing the reason for amendment.  Also, tell us if you will be filing an Item 4.02 8-K.  Alternatively, provide us with a more comprehensive analysis of the quarterly and annual impact of the changes to your Statements of Cash Flows, including the specific quantitative and qualitative factors considered (SAB 99 materiality analysis).

Response:

The following is a more comprehensive analysis of the quarterly and annual impact of the misclassifications in the Statements of Cash Flows.  All quarter end cash flows for the period under question have been reclassified as reflected on Exhibit 1 to this letter.  The effect of the reclassification is similar for each period. In general, the line items titled “Originations of loans held for sale” and “Maturities and paydowns on loans held for sale” were overstated by the amount of the unguaranteed portion of the SBA loans that were originated or paid off in each period. Also, as we discussed in our previous response, the sale proceeds and net payoffs on the Capital Group loan portfolio were misclassified as operating activities in our 2006 Consolidated Statements of Cash Flows. The 2006 misclassifications have been corrected in our September 30, 2007 Form 10-Q with an appropriate footnote disclosure. It should be noted that for each period reported, total cash and cash equivalents at the beginning and the end of the period did not change.

With respect to previously issued financial statements, it is our judgment that correcting these misclassifications does not constitute a material change to our consolidated financial statements that would require a restatement of our financial statements included in the December 31, 2006 Form 10-K. In reaching this conclusion, we have considered both quantitative and qualitative measures as prescribed by SEC Staff Accounting Bulletin (“SAB”) No. 99, “Materiality.” The Company also considered the concept of materiality as stated

in Statement of Financial Accounting Concepts No. 2, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Exhibit 1 displays the quantitative impact of the misclassifications on the consolidated statements of cash flows for each period. The Company recognizes that if the materiality assessment was performed solely on a quantitative assessment of the individual line items and subtotals in the statement of cash flows, the changes could be considered significant. However, the Company believes that this does not constitute a material change for two reasons:

1.  Materiality is based on the Consolidated Financial Statements taken as a whole.

The Company notes that the misclassifications impact only the consolidated statement of cash flows and do not impact any other financial statements or disclosures. Net income, earnings per share, shareholders’ equity, total assets, and total liabilities are not impacted by the misclassifications, nor are the Company’s liquidity position or capital ratios impacted.

2.  Relevance of the Misclassifications to Users of the Consolidated Financial Statements.

The Company considered whether the misclassifications in the consolidated cash flow statements would impact the overall consolidated financial statements such that a user would find previously filed financial statements misleading. The Company does not believe that the statements of cash flows and the impact of the misclassifications are of equivalent relevance as the Income Statement or Balance Sheet are to users of financial statements for financial services companies, especially commercial bank holding companies like ourselves.

In our discussion with analysts and others who follow and review companies in the financial services industry, they generally do not place material emphasis on total cash flows from operating and investing activities when forecasting earnings or reviewing the financial strength of a financial services company.

The Company believes users of the financial statements are most likely to aggregate activities related to loans held for sale and loans held for investment to analyze cash flows related to loans in total.  To the extent that users do not aggregate such cash flows, the Company believes that they would exclude loan related cash flows from their analyses of cash flows relating to other operating activities and other investing activities.

The following is our analysis of how SAB 99 applies to our misclassifications on the statement of cash flows:

1.   Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misclassified items are not the result of amounts that require significant judgment in their measurement. The nature of the misclassifications arises from an improper classification, not the reporting of the accurate amount of proceeds from the sale of loans and the resulting gains from those sales. There is no estimate that was made that might have inherent flaws in the determination of the number.

2.    Whether the misstatement masks a change in earnings or other trends.

The misclassifications do not impact earnings or trends in earnings. The misclassifications do impact the trends in cash flows from operating and investing, but do not change a source of cash flow to an use of cash flow or vice versa. Theses changes do not create significant new trends in cash flows. These captions are not commonly used by industry analysts when assessing the performance and health of a financial services company.  The misclassifications are relatively minor when viewed in the context of the Company's asset size.

3.   Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The misclassifications do not impact net income and, therefore, do not impact analysts’ consensus for the Company. Analysts for the financial services industry do not typically project cash flows from operating and investing activities and do not use them as a basis for developing expectations.  In our survey of the reports prepared by analysts for the periods involved, not once was cash flow specifically highlighted or even discussed.

4.   Whether the misstatement changes a loss into income or vice versa.

As previously mentioned, there is no income statement effect from the misclassifications in the cash flow statements for the period reported.

5.  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

As disclosed in Note 1 to our annual financial statements in our Form 10-K, the Company and its subsidiary Bank operate as one business segment.  As reported, the Company’s gain on sale of loans was a significant component of non-interest income.  However, the income from those operations as reported is not impacted by the reclassification of the cash flow statement.

6.  Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misclassifications do not affect the Company’s compliance with any regulatory requirements and do not cause any change to the Company’s well-capitalized status in any period. The balances misclassified in the cash flow statements are not part of compliance with regulatory requirements.  There are no parts of the cash flow statement that affect regulatory compliance.

7.   Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The misclassifications do not affect the Company’s compliance with any loan covenants or other contractual requirements in any period. Aside from deposits and repurchase agreements in the normal course of banking operations, our only form of debt consists of subordinated debt payable to our unconsolidated subsidiary trusts (trust preferred debt).  Our subordinated debt does not have financial covenants.

8.   Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Management is not compensated under any formal or informal compensation plan on the basis or measurement of any statements of cash flows.

9.  Whether the misstatement involves concealment of an unlawful transaction.

The misclassifications do not involve the concealment of any unlawful transactions.

A few other SAB 99 items should be noted.

•                  We believe the misclassifications are not considered material by analysts and other institutional investors.

•                  There is no attempt to manage earnings.

•                  The financial statements, taken as a whole, are materially correct.

•                  The misclassifications do not affect any of the key financial ratios followed in the banking industry.

•                  There are no important trends affected by the misclassifications.

•                  We believe the misclassifications are qualitatively immaterial and not intentional.

•                  The misclassifications affecting the statements of cash flows for the nine month periods ended September 30, 2007 and 2006 have already been corrected in our Form 10-Q filed on November 9, 2007, including a separate footnote disclosure about the reclassifications.

•                  It is considered “reasonable” to treat misclassifications where effects are clearly immaterial differently than more significant ones.

Based on the nature of the misclassifications, it is the Company’s judgment that correcting the misclassifications does not constitute a material change to our consolidated financial statements that would require a restatement of our previously filed December 31, 2006 Form 10-K and applicable Forms 10-Q. Further, the Company does not believe there is a substantial likelihood that the facts would have been viewed by the reasonable investor as having significantly altered the “total mix” of information available, nor does it believe as a result of this misclassification in its consolidated financial statements that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the items. We have corrected our classifications in the statement of cash flows and provided narrative disclosure in our Form 10-Q for the nine months ended September 30, 2007. The Company proposes to include in its Form 10-K for the year ended December 31, 2007, a table and disclosure in its footnotes that show the “as reported” compared to “as adjusted” for each of the time periods for 2007, 2006 and 2005.

Comment 2:

Please tell us how you classify originations and sales of SBA loans on your Statements of Cash Flows. Refer to paragraph 9 of SFAS 102.

Response:

The Company has historically classified the origination and sale of SBA loans in the operating activities section of the statement of cash flows. These activities were typically classified under four separate line items as follows:

1.   Gain on sale of loans

2.   Proceeds from sales of loans held for sale

3.   Originations of loans held for sale

4.   Maturities and paydowns on loans held for sale

Through June 30, 2007, we classified SBA loan originations as held for sale in the period when the respective loans satisfied all of the eligibility requirements for sale in the secondary market.  Our intent was to sell the guaranteed portion of SBA loans when the loans satisfied all of the sale criteria (as discussed in our previous response).  When all of the sale criteria were satisfied, we reported the entire loan balance as an “Originations of loans held for sale” in the “cash flows from operating activities” section of our Cash Flow Statements.

We reported the gross SBA loan amounts as “Originations of loans held for sale” and “Maturities and paydowns on loans held for sale” in our Statements of Cash Flows instead of just the guaranteed portion. By using gross amounts, each loan was classified based on its predominant characteristic, which was that most of the loan balance was held for sale. Paragraph 3 of Statement of Financial Accounting Standards No. 104 (as amended), "Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Activities," allows banks to net loans made to customers with principal collections of loans. Had we netted SBA loan originations and maturities/paydowns, any misclassifications would have been substantially less.

Loan sales reported in the “operating” section of our Cash Flow Statements consist of the loan proceeds from the sale of the guaranteed portion of the SBA loans.  We retained the unguaranteed portion of the loans for our own portfolio.

In our press release dated August 7, 2007 (an exhibit in our Form 8-K filed on August 8, 2007), we said, “Beginning in the third quarter of 2007, we will retain most of our SBA production in lieu of selling it.  Thus, quarterly gains on sale will most likely be significantly lower.  However, as the SBA loan portfolio increases over time, our net interest income should also increase.”  We also disclosed this change in strategy in  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Q for the quarterly period ended June 30, 2007.  Thus, the volume of originations and sales of SBA loans held for sale is expected to be less in the future quarters.

Going forward, in our Cash Flow Statements, we will classify the origination of the guaranteed portion of any SBA loan intended for sale as an operating activity when the loan proceeds are disbursed, rather than when the loan satisfies all of the criteria necessary for sale in the secondary market.  We will also make conforming reclassifications in our Form 10-K for the year ended December 31, 2007, as we have already done in our Form 10-Q for the quarter ended September 30, 2007.

Comment 3:

We have reviewed your response to prior comment three from our letter dated August 14, 2007. Paragraph 8a of SOP 01-6 requires an assertion that management has the intent and ability to hold the receivable for the foreseeable future or maturity in order to classify a receivable as held-for-investment. To the extent that this assertion can’t be made, we believe the receivables should be classified as held-for-sale and carried at the lower of cost or fair vale. In your response, you state that the determination to sell all SBA loans was made at the time of loan origination. As such, it appears that your intent at origination was to eventually sell these loans. Please provide us with the following additional information:

1.              Tell us whether the SBA loans are underwritten to meet the eligibility criteria for a salable SBA loans;

2.              For each period presented, tell us the % of SBA loans originated that weren’t eventually sold because they did not meet the criteria for a saleable SBA loan; and

3.              For each period presented, tell us the typical holding period of the SBA loans compared to their maturity dates.

Considering the above, tell how you determined you had the intent to hold these loans for the foreseeable future or maturity and that it was appropriate to classify them as held-for-investment, rather that held-for-sale, at origination. If you determine the SBA loans should have been classified as held-for-sale at origination, please amend you filings accordingly. Alternatively, provide us with a comprehensive SAB 99 materiality analysis to support your conclusion that the impact is immaterial. Please ensure your materiality analysis considers the effect on each of the primary financial statements, as well as any important trends or ratios.

Response:

1.               All SBA loans are underwritten to meet eligibility criteria for a saleable SBA loan.

2.               A detail of what happened to the SBA loans eligible for sale generated in the period under review is shown on Exhibit 2. This exhibit has listed the loans that were made in the 3 year period in question. The “Sold” column reflects the loans made and sold. The “Paid Off” column consists of loan balances paid off by the customer before they were sold. The “Became Past Due, Thus No Longer Elgible for Sale” column consists of loans that became past due and were transferred back into the portfolio of loans held for investment.  The “Never Qualified as Held for Sale” column consists of loans that were never fully disbursed and, therefore, never qualified for sale. The “Not Sold Due to Market Condition” column consists of loans for which no sufficient premium existed in the third quarter of 2007. These loans were transferred back to the loan portfolio since a sufficient premium was not available.  Under lower of cost or market accounting, there was no charge to earnings upon the transfer from the held for sale category to the loan portfolio.

3.               The typical holding period for loans held for sale in the periods reported is 5 to 7 months. The maturities of these loans vary based on the type of loan. The maturity of these loans is between 10 to 25 years.

It was our intention to sell all SBA loans that satisfied the respective eligibility criteria. As shown in Exhibit 2, all SBA loans originated for sale were sold unless the loans were paid off or were ineligible for sale because they became past due or because they were not fully funded. As mentioned in our previous letter, we transferred loans from the held for sale category to the loan portfolio if they no longer met the qualifications for sale. A summary of loans in the (investment) loan portfolio at year-end and eventually sold is detailed in the Exhibit 3. These loans were classified as held for investment at the respective balance sheet dates because they did not satisfy all of eligibility requirements to be sold.

It should be noted that no loans were held for sale at September 30, 2007, consistent with our stated plans to keep new SBA loan production for our own portfolio instead of selling it. However, should our plans or strategies change, any loans that we originate with the intent to sell will be classified as held for sale on our balance sheet, regardless of whether the loans are actually eligible for sale yet.

With respect to previously issued financial statements, it is our judgment that correcting these misclassifications does not constitute a material change to our consolidated financial statements that would require a restatement of our previously filed December 31, 2006 Form 10-K. In reaching this conclusion, we have considered both quantitative and qualitative measures as prescribed by the SEC in SAB 99. The Company also considered the concept of materiality as stated in Statement of Financial Accounting Concepts No. 2, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Exhibit 3 demonstrates the quantitative impact of the misclassifications on the balance sheets. Even if the materiality assessment were performed solely on a quantitative assessment on the individual line items and subtotals in the balance sheets, the changes would not constitute a material change for two reasons:

1. Materiality is based on the Consolidated Financial Statements taken as a whole.

Although the misclassifications impact the Balance Sheet, the absolute dollar amounts are not material when considered in relationship to the Company’s asset position, and there is no effect on earnings.

2. Relevance of the Misclassifications to Users of the Consolidated Financial Statements

The Company considered whether the misclassifications in the consolidated financial statements would cause a user to find previously filed financial statements misleading. Because the amounts involved are not material, we do not believe that users of our prior financial statements would find them misleading.  In the Company’s SEC filings the Company has described its SBA business in reasonable detail.

In our discussion with analysts and others who follow and review companies in the financial services industry, they generally understand how the SBA business operates and have not placed emphasis on the balance sheet classification of loans in the SBA program. Moreover, with their understanding of the SBA business, the classification of the loans has not had a material impact on forecasting earnings or reviewing the financial strength of a financial services company.

The following is our analysis of how SAB 99 applies to our misclassifications:

1.  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misclassified items are not the result of amounts that require significant judgment in their measurement. The nature of the misclassification arises from an improper classification. There is no estimate that was made that might have inherent flaws in the determination of the number. The amount of the loans is an exact amount and not an estimate.

2.  Whether the misstatement masks a change in earnings or other trends.

The misclassifications do not mask a change in earnings or trends relating to the Company’s earnings or the classification of loans held for sale.

3.  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

We believe the misclassifications do not hide a failure to meet analysts’ expectations because analysts do not consider loans and loans held for sale differently.  Further, the misclassifications have no effect on earnings.

4.  Whether the misstatement changes a loss into income or vice versa.

The misclassifications do not change a loss into income or vice versa.

5.  Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

As disclosed in Note 1 to our annual financial statements in our Form 10-K, the Company and its subsidiary Bank operate as one business segment.

6.  Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misclassifications have no effect on regulatory compliance.

7.  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirement.

These misclassifications do not affect loan covenants or any other contractual requirements.

8.  Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

These misclassifications do not affect management’s compensation.

9.  Whether the misstatement involves concealment of an unlawful transaction.

There was no concealment of an unlawful transaction.

Additional items to note about the misclassifications:

•                  We believe these misclassifications will not be considered material by analysts and other institutional investors.

•                  There is no attempt to manage earnings.

•                  The financial statements, taken as a whole, are materially correct.

•                  The misclassifications do not affect any of the key financial ratios followed in the financial industry.

•                  There are no important trends affected by the misclassifications.

•                  We believe these misclassifications are qualitatively immaterial.

•                  It is considered “reasonable” to treat misstatements where effects are clearly inconsequential differently than more significant ones.

•                  The misclassifications were not intentional. Indeed, the attempt was to increase transparency since ineligible loans could not be sold in accordance with SBA rules.

Based on the nature of the misclassifications, it is the Company’s judgment that correcting the misclassifications does not constitute a material change to our Consolidated Financial Statements that would require a restatement of our previously filed December 31, 2006 Form 10-K and applicable Forms 10-Q. Further, the Company does not believe there is a substantial likelihood that the facts would have been viewed by the reasonable investor as having significantly altered the “total mix” of information available, nor does it believe that the judgment of a reasonable person relying upon our financial statements would have been changed or influenced by the correction of these items.  We have corrected our cash flow classifications in our Form 10-Q for the nine months ended September 30, 2007.  The Company proposes to include in its Form 10-K for the year ended December 31, 2007, a table and disclosure in its footnotes that show the “as reported” compared to “as adjusted” for each of the time periods for 2007, 2006 and 2005.

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2006
(Dollars in thousands)	As Originally Filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17,270	$17,270	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	662	662	0
Provision for loan losses	(503)	(503)	0
Deferred income tax benefit	(319)	(319)	0
Stock option expense	780	780	0
Amortization of restricted stock award	154	154	0
Amortization (accretion) of discounts and premiums on securities	(1,087)	(1,087)	0
Gain on sale of Capital Group loan portfolio	0	(671)	(671)
Gain on sale of loans	(4,008)	(3,337)	671
Proceeds from sales of loans held for sale	96,749	65,466	(31,283)
Originations of loans held for sale	(65,839)	(38,675)	27,164
Maturities and paydowns on loans held for sale	26,011	900	(25,111)
Increase in cash surrender value of life insurance	(1,439)	(1,439)	0
Effect of changes in:
Accrued interest receivable and other assets	4,270	4,270	0
Accrued interest payable and other liabilities	1,562	1,562	0
Net cash provided by operating activities	74,263	45,033	(29,230)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans (including purchase of $10,306 in 2006)	(37,418)	(40,916)	(3,498)
Proceeds from sales of Capital Group loan portfolio	0	30,047	30,047
Net decrease in Capital Group loan portfolio prior to sale	0	2,681	2,681
Purchases of securities available-for-sale	(64,018)	(64,018)	0
Maturities/Paydowns/Calls of securities available-for-sale	92,274	92,274	0
Purchase of premises and equipment	(660)	(660)	0
Purchase of restricted stock and other investments	(254)	(254)	0
Net cash provided by (used in) investing activities	(10,076)	19,154	29,230

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	(93,166)	(93,166)	0
Payment of other liability	(1,469)	(1,469)	0
Exercise of stock options	2,518	2,518	0
Common stock repurchased	(7,888)	(7,888)	0
Payment of cash dividend	(2,357)	(2,357)	0
Net change in other borrowings	(10,900)	(10,900)	0
Net cash provided by (used in) financing activities	(113,262)	(113,262)	0
Net increase (decrease) in cash and cash equivalents	(49,075)	(49,075)	0
Cash and cash equivalents, beginning of year	98,460	98,460	0
Cash and cash equivalents, end of year	$49,385	$49,385	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$22,285	$22,285	$0
Income taxes	$4,781	$4,781	$0

Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$7,797	$7,797
Transfer of loans held for sale to portfolio loans	$0	$4,299	$4,299

See notes to consolidated financial statements

Exhibit 1 - Page 1 of 12

(Revised)

Heritage Commerce Corp

Consolidated Statements of Cash Flows (Unaudited)

	For the Nine Months Ended September 30,
	2006	2006
(Dollars in thousands)	As Originally filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$12,918	$12,918	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	507	507	0
Provision for loan losses	(603)	(603)	0
Stock option expense	550	550	0
Amortization of restricted stock award	115	115	0
Amortization/accretion of discounts and premiums on securities	(872)	(872)	0
Gain on sale of Capital Group loan portfolio	0	(671)	(671)
Gain on sale of loans	(3,171)	(2,500)	671
Proceeds from sales of loans held for sale	81,906	48,703	(33,203)
Originations of loans held for sale	(55,172)	(28,640)	26,532
Maturities/paydowns/payoffs of loans held for sale	23,476	833	(22,643)
Increase in cash surrender value of life insurance	(1,070)	(1,070)	0
Change in:
Accrued interest receivable and other assets	6,097	6,097	0
Accrued interest payable and other liabilities	891	891	0
Net cash provided by operating activities	65,572	36,258	(29,314)

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans (including purchase of $10,306 in 2006)	(25,164)	(28,578)	(3,414)
Proceeds from sales of Capital Group loan portfolio	0	30,047	30,047
Net decrease in Capital Group loan portfolio prior to sale	0	2,681	2,681
Purchases of securities available for sale	(49,098)	(49,098)	0
Maturities/paydowns/calls of securities available for sale	75,530	75,530	0
Purchases of Federal Home Loan Bank stock and Federal Reserve Bank stock	(184)	(184)	0
Purchases of premises and equipment	(460)	(460)	0
Net cash provided by investing activities	624	29,938	29,314

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	(63,661)	(63,661)	0
Payment of other liability	(1,378)	(1,378)	0
Exercise of stock options	2,155	2,155	0
Common stock repurchased	(6,660)	(6,660)	0
Payment of cash dividend	(1,774)	(1,774)	0
Net decrease in securities sold under agreement to repurchase	(10,900)	(10,900)	0
Net cash (used in) provided by financing activities	(82,218)	(82,218)	0

Net increase (decrease) in cash and cash equivalents	(16,022)	(16,022)	0
Cash and cash equivalents, beginning of period	98,460	98,460	0
Cash and cash equivalents, end of period	$82,438	$82,438	$0

Supplemental disclosures of cash paid during the period for:
Interest	$16,919	$16,919	$0
Income taxes	$780	$780	$0
Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$7,797	$7,797
Transfer of loans held for sale to portfolio loans	$0	$4,383	$4,383

See notes to consolidated financial statements

Exhibit 1 - Page 2 of 12

	For the Six Months Ended June 30,
	2006	2006
(Dollars in thousands)	As Originally filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$8,565	$8,565	$0

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	343	343	0
Provision for loan losses	(603)	(603)	0
Stock option expense	335	335	0
Amortization of restricted stock award	76	76	0
Amortization/accreation of discounts and premiums on securities	(436)	(436)	0
Gain on sale of Capital Group loan portfolio	0	(671)	(671)
Gain on sale of loans	(2,339)	(1,668)	671
Proceeds from sales of loans held for sale	64,168	31,440	(32,728)
Originations of loans held for sale	(34,101)	(21,338)	12,763
Maturities/paydowns/payoffs of loans held for sale	12,094	467	(11,627)
Increase in cash surrender value of life insurance	(707)	(707)	0
Change in:
Accrued interest receivable and other assets	4,234	4,234	0
Accrued interest payable and other liabilities	1,640	1,640	0
Net cash provided by operating activities	53,269	21,677	(31,592)

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans (including purchase of $10,306 in 2006)	(25,509)	(26,645)	(1,136)
Proceeds from sales of Capital Group loan portfolio	0	30,047	30,047
Net decrease in Capital Group loan portfolio prior to sale	0	2,681	2,681
Purchases of securities available for sale	(49,098)	(49,098)	0
Maturities/paydowns/calls of securities available for sale	54,786	54,786	0
Purchases of other investment	(124)	(124)	0
Purchases of premises and equipment	(208)	(208)	0
Net cash provided by (used in) investing activities	(20,153)	11,439	31,592

CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in deposits	(31,272)	(31,272)	0
Payment of other liability	(1,348)	(1,348)	0
Exercise of stock options	1,192	1,192	0
Common stock repurchased	(1,676)	(1,676)	0
Payment of cash dividend	(1,182)	(1,182)	0
Net decrease in securities sold under agreement to repurchase	(10,900)	(10,900)	0
Net cash used in financing activities	(45,186)	(45,186)	0

Net increase (decrease) in cash and cash equivalents	(12,070)	(12,070)	0
Cash and cash equivalents, beginning of period	98,460	98,460	0
Cash and cash equivalents, end of period	$86,390	$86,390	$0

Supplemental disclosures of cash paid during the period for:
Interest	$10,833	$10,833	$0
Income taxes	$0	$0	$0
Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$4,004	$4,004
Transfer of loans held for sale to portfolio loans	$0	$2,868	$2,868

See notes to consolidated financial statements

Exhibit 1 - Page 3 of 12

	For the Three Months Ended March 31,
(Dollars in thousands)	2006 As Originally filed	2006 As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,376	$4,376	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	174	174	0
Provision for loan losses	(489)	(489)	0
Stock option expense	175	175	0
Amortization of restricted stock award	38	38	0
Amortization / accretion of discounts and premiums on securities	(303)	(303)	0
Gain on sale of Capital Group loan portfolio	0	(671)	(671)
Gain on sale of loans	(1,497)	(826)	671
Proceeds from sales of loans held for sale	47,767	15,039	(32,728)
Originations of loans held for sale	(13,756)	(5,494)	8,262
Maturities of loans held for sale	6,888	257	(6,631)
Increase in cash surrender value of life insurance	(347)	(347)	0
Effect of changes in:
Accrued interest receivable and other assets	2,169	2,169	0
Accrued interest payable and other liabilities	(623)	(623)	0
Other	(17)	(17)	0
Net cash provided by operating activities	44,555	13,458	(31,097)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in loans	(7,074)	(8,705)	(1,631)
Proceeds from sales of Capital Group loan portfolio	0	30,047	30,047
Net decrease in Capital Group loan portfolio prior to sale	0	2,681	2,681
Purchases of securities available-for-sale	(17,690)	(17,690)	0
Maturities/paydowns/calls of securities available-for-sale	29,392	29,392	0
Purchase of premises and equipment	(22)	(22)	0
Purchase of other investments	(42)	(42)	—
Net cash provided by (used in) investing activities	4,564	35,661	31,097

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(5,026)	(5,026)	0
Payment of other liability	(1,205)	(1,205)	0
Exercise of stock options	847	847	0
Common stock repurchased	(739)	(739)	0
Payment of cash dividend	(591)	(591)	0
Net change in repurchase agreements	(6,600)	(6,600)	0
Net cash provided by (used in) financing activities	(13,314)	(13,314)	0
Net increase in cash and cash equivalents	35,805	35,805	0
Cash and cash equivalents, beginning of period	98,460	98,460	0
Cash and cash equivalents, end of period	$134,265	$134,265	$0

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$5,539	$5,539	$0
Income taxes	$0	$0	$0
Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$1,919	$1,919
Transfer of loans held for sale to portfolio loans	$0	$288	$288

See notes to consolidated financial statements

Exhibit 1 - Page 4 of 12

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2005
	As Originally	As
(Dollars in thousands)	Filed	Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,446	$14,446	$0
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	988	988	0
Provision for loan losses	313	313	0
Gain on sale of leased equipment	(299)	(299)	0
Deferred income tax benefit	(360)	(360)	0
Non-cash compensation expense related to ESOP plan	477	477	0
Amortization of restricted stock award	123	123	0
Amortization (accretion) of discounts and premiums on securities	928	928	0
Gain on sale of loans	(2,871)	(2,871)	0
Proceeds from sales of loans held for sale	51,176	51,176	0
Originations of loans held for sale	(78,227)	(46,772)	31,455
Maturities and paydowns on loans held for sale	26,510	706	(25,832)
Increase in cash surrender value of life insurance	(1,236)	(1,236)	0
Effect of changes in:
Accrued interest receivable and other assets	(7,181)	(7,181)	0
Accrued interest payable and other liabilities	4,909	4,909	0
Net cash provided by operating activities	9,696	15,347	5,623

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans	4,609	(1,014)	(5,623)
Purchases of securities available-for-sale	(26,087)	(26,087)	0
Maturities/Paydowns/Calls of securities available-for-sale	57,707	57,707	0
Sale of leased equipment	687	687	0
Purchases of company owned life insurance	(7,196)	(7,196)	0
Purchase of premises and equipment	(346)	(346)	0
Purchase of restricted stock and other investments	(1,164)	(1,164)	0
Net cash provided by (used in) investing activities	28,210	22,587	(5,623)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	21,224	21,224	0
Payment of other liability	(2,299)	(2,299)	0
Exercise of stock options	4,727	4,727	0
Common stock repurchased	(5,744)	(5,744)	0
Net change in other borrowings	(15,100)	(15,100)	0
Net cash provided by (used in) financing activities	2,808	2,808	0
Net increase (decrease) in cash and cash equivalents	40,714	40,742	0
Cash and cash equivalents, beginning of year	57,746	57,746	0
Cash and cash equivalents, end of year	$98,460	$98,488	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$15,291	$15,291	$0
Income taxes	$13,828	$13,828	$0

Supplemental schedule of non-cash investing activity:
Transfer of commerical loans to loans held-for-sale	$32,057	$32,057	$0
Transfer of commercial loan held for sale to commercial loans	$2,500	$2,500	$0
Transfer of portfolio loans to loans held for sale	$0	$8,580	$8,580
Transfer of loans held for sale to portfolio loans	$0	$2,957	$2,957

See notes to consolidated financial statements

Exhibit 1 - Page 5 of 12

(Revised)

Heritage Commerce Corp

Consolidated Statements of Cash Flows (Unaudited)

	For the Nine Months Ended September 30,
(Dollars in thousands)	2005 As Originally filed	2005 As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	10,189	$10,189	$0

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	798	798	0
Provision for loan and lease losses	313	313	0
Gain on sale of leased equipment	(299)	(299)	0
Non-cash compensation expense related to ESOP	477	477	0
Amortization of restricted stock award	84	84	0
Amortization/accreation of discounts and premiums on securities	688	688	0
Gain on sale of loans	(2,160)	(2,160)	0
Proceeds from sales of loans held for sale	36,690	36,690	0
Originations of loans held for sale	(60,727)	(33,132)	27,595
Maturities/paydowns/payoffs of loans held for sale	23,711	429	(23,282)
Increase in cash surrender value of life insurance	(887)	(887)	0
Change in:
Accrued interest receivable and other assets	(1,939)	(1,939)	0
Accrued interest payable and other liabilities	2,679	2,679	0
Net cash provided by operating activities	9,617	13,930	4,313

Cash Flows from Investing Activities
Net change in loans	(14,187)	(18,500)	(4,313)
Purchases of securities available for sale	(6,000)	(6,000)	0
Maturities/paydowns/calls of securities available for sale	27,292	27,292	0
Sale of leased equipment	389	389	0
Purchase of company owned life insurance	(5,825)	(5,825)	0
Purchases of Federal Home Loan Bank stock	(1,118)	(1,118)	0
Purchases of premises and equipment	(312)	(312)	0
Net cash provided by (used in) investing activities	239	(4,074)	(4,313)

Cash Flows from Financing Activities
Net increase in deposits	56,659	56,659	0
Net changes in securities sold under agreement to repurchase	(15,100)	(15,100)	0
Issuance of common stock	4,344	4,344	0
Redemption of common stock	(5,744)	(5,744)	0
Net cash provided by financing activities	40,159	40,159	0

Net change in cash and cash equivalents	50,015	50,015	0
Cash and cash equivalents, beginning of period	57,746	57,746	0
Cash and Cash Equivalents, End of Period	$107,761	$107,761	$0

Supplemental disclosures of cash paid during the period for:
Interest	$11,077	$11,077	$0
Income taxes	$2,850	$2,850	$0
Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$7,080	$7,080
Transfer of loans held for sale to portfolio loans	$0	$2,767	$2,767

See notes to consolidated financial statements

Exhibit 1 - Page 6 of 12

(Revised)

Heritage Commerce Corp

Consolidated Statements of Cash Flows (Unaudited)

	For the Six Months Ended June 30,
	2005	2005
(Dollars in thousands)	As Originally filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$5,994	$5,994	$0

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	548	548	0
Provision for loan losses	807	807	0
Gain on sale of leased equipment	(299)	(299)	0
Non-cash compensation expense related to ESOP	477	477	0
Amortization of restricted stock award	45	45	0
Amortization/accreation of discounts and premiums on securities	616	616	0
Gain on sale of loans	(1,458)	(1,458)	0
Proceeds from sales of loans held for sale	24,147	24,147	0
Originations of loans held for sale	(35,153)	(20,105)	15,048
Maturities/paydowns/payoffs of loans held for sale	13,940	410	(13,530)
Increase in cash surrender value of life insurance	(556)	(556)	0
Change in:
Accrued interest receivable and other assets	89	89	0
Accrued interest payable and other liabilities	789	789	0
Net cash provided by operating activities	9,986	11,504	1,518

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	9,971	8,453	(1,518)
Purchases of securities available for sale	(6,000)	(6,000)	0
Maturities/paydowns/calls of securities available for sale	11,251	11,251	0
Sale of leased equipment	389	389	0
Purchase of company owned life insurance	(3,800)	(3,800)	0
Purchases of Federal Home Loan Bank stock	(1,051)	(1,051)	0
Purchases of premises and equipment	(211)	(211)	0
Net cash provided by (used in) investing activities	10,549	9,031	(1,518)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	(9,101)	(9,101)	0
Net proceeds from issuance of common stock	2,791	2,791	0
Redemption of common stock	(3,886)	(3,886)	0
Net changes in securities sold under agreement to repurchase	(7,100)	(7,100)	0
Net cash provided by (used in) financing activities	(17,296)	(17,296)	0

Net increase in cash and cash equivalents	3,239	3,239	0
Cash and cash equivalents, beginning of period	57,746	57,746	0

Cash and cash equivalents, end of period	$60,985	$60,985	$0

Supplemental disclosures of cash paid during the period for:
Interest	$6,296	$6,296	$0
Income taxes	$1,670	$1,670	$0
Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$5,103	$5,103
Transfer of loans held for sale to portfolio loans	$0	$3,585	$3,585

See notes to consolidated financial statements

Exhibit 1 - Page7 of 12

(Revised)

Heritage Commerce Corp

Consolidated Statements of Cash Flows (Unaudited)

	For the Three Months Ended March 31,
	2005	2005
(Dollars in thousands)	As Originally filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$2,654	$2,654	$0

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	277	277	0
Provision for loan losses	413	413	0
Non-cash compensation expense related to ESOP	161	161	0
Amortization of restricted stock award	6	6	0
Amortization/accreation of discounts and premiums on securities	298	298	0
Gain on sale of loans	(760)	(760)	0
Proceeds from sales of loans held for sale	13,172	13,172	0
Originations of loans held for sale	(16,032)	(7,447)	8,585
Maturities/paydowns/payoffs of loans held for sale	7,187	237	(6,950)
Increase in cash surrender value of life insurance	(266)	(266)	0
Change in:
Accrued interest receivable and other assets	(974)	(974)	0
Accrued interest payable and other liabilities	847	847	0
Net cash provided by operating activities	6,983	8,618	1,635

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in loans	(6,001)	(7,636)	(1,635)
Maturities/paydowns/calls of securities available for sale	5,198	5,198	0
Purchases of premises and equipment	(87)	(87)	0
Net cash provided by (used in) investing activities	(890)	(2,525)	(1,635)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	43,988	43,988	0
Net proceeds from issuance of common stock	1,548	1,548	0
Redemption of common stock	(12)	(12)	0
Net cash provided by (used in) financing activities	45,524	45,524	0
Net increase in cash and cash equivalents	51,617	51,617	0
Cash and cash equivalents, beginning of period	57,746	57,746	0

Cash and cash equivalents, end of period	$109,363	$109,363	$0

Supplemental disclosures of cash paid during the period for:
Interest	$3,220	$3,220	$0
Income taxes	$1,670	$1,670	$0
Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$3,647	$3,647
Transfer of loans held for sale to portfolio loans	$0	$2,012	$2,012

See notes to consolidated financial statements

Exhibit 1 - Page8 of 12

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2004
(Dollars in thousands)	As Originally Filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,478	$8,478	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain/loss on disposals of property and equipment	(17)	(17)	0
Depreciation and amortization	1,366	1,366	0
Provision for loan losses	666	666	0
Gain on sales of securities available-for-sale	(476)	(476)	0
Deferred income tax benefit	(1,163)	(1,163)	0
Non-cash compensation expense related to ESOP plan	546	546	0
Amortization (accretion) of discounts and premiums on securities	1,090	1,090	0
Gain on sale of loans	(3,052)	(3,052)	0
Proceeds from sales of loans held for sale	57,647	57,647	0
Originations of loans held for sale	(74,898)	(48,055)	26,843
Maturities and paydowns on loans held for sale	13,763	2,085	(11,678)
Increase in cash surrender value of life insurance	(1,031)	(1,031)	0
Effect of changes in:
Accrued interest receivable and other assets	(3,948)	(3,948)	0
Accrued interest payable and other liabilities	4,540	4,540	0
Net cash provided by operating activities	3,511	18,676	15,165

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans	(64,712)	(79,877)	(15,165)
Purchases of securities available-for-sale	(127,662)	(127,662)	0
Maturities/Paydowns/Calls of securities available-for-sale	23,270	23,270	0
Proceeds from sales of securities available-for-sale	22,641	22,641	0
Purchase of premises and equipment	(532)	(532)	0
Purchase of restricted stock and other investments	(2,191)	(2,191)	0
Net cash provided by (used in) investing activities	(149,186)	(164,351)	(15,165)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	83,125	83,125	0
Exercise of stock options	6,093	6,093	0
Common stock repurchased	(4,214)	(4,214)	0
Net change in other borrowings	4,200	4,200	0
Net cash provided by (used in) financing activities	89,204	89,204	0
Net increase (decrease) in cash and cash equivalents	(56,471)	(56,471)	0
Cash and cash equivalents, beginning of year	114,217	114,217	0
Cash and cash equivalents, end of year	$57,746	$57,746	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$9,493	$9,493	$0
Income taxes	$3,080	$3,080	$0

Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$16,726	$16,726
Transfer of loans held for sale to portfolio loans	$0	$1,561	$1,561

See notes to consolidated financial statements

Exhibit 1 - Page9 of 12

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2004	2004
(Dollars in thousands)	As Originally Filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,695	$5,695	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,081	1,081	0
Provision for loan losses	1,800	1,800	0
Non-cash compensation expense related to ESOP plan	358	358	0
Gain on sales of securities available-for-sale	(476)	(476)	0
Amortization (accretion) of discounts and premiums on securities	785	785	0
Gain on sale of loans	(2,285)	(2,285)	0
Proceeds from sales of loans held for sale	45,205	45,205	0
Originations of loans held for sale	(57,936)	(32,741)	25,195
Maturities and paydowns on loans held for sale	16,871	1,591	(15,280)
Increase in cash surrender value of life insurance	(798)	(798)	0
Effect of changes in:
Accrued interest receivable and other assets	(2,693)	(2,693)	0
Accrued interest payable and other liabilities	1,364	1,364	0
Net cash provided by operating activities	8,971	18,886	9,915

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans	(63,397)	(73,312)	(9,915)
Purchases of securities available-for-sale	(117,735)	(117,735)	0
Maturities/Paydowns/Calls of securities available-for-sale	18,605	18,605	0
Proceeds from sales of securities available-for-sale	22,641	22,641	0
Purchase of premises and equipment	(536)	(536)	0
Purchase of restricted stock and other investments	(2,151)	(2,151)	0
Net cash provided by (used in) investing activities	(142,573)	(152,488)	(9,915)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	67,246	67,246	0
Exercise of stock options	3,667	3,667	0
Common stock repurchased	(2,581)	(2,581)	0
Net change in other borrowings	4,200	4,200	0
Net cash provided by (used in) financing activities	72,532	72,532	0
Net increase (decrease) in cash and cash equivalents	(61,070)	(61,070)	0
Cash and cash equivalents, beginning of year	114,217	114,217	0
Cash and cash equivalents, end of year	$53,147	$53,147	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$7,362	7,362	$0
Income taxes	$750	750	$0

Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	11,345	$11,345
Transfer of loans held for sale to portfolio loans	$0	1,430	$1,430

See notes to consolidated financial statements

Exhibit 1 - Page10 of 12

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2004	2004
	As Originally	As
(Dollars in thousands)	Filed	Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,807	$2,807	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	783	783	0
Provision for loan losses	1,200	1,200	0
Non-cash compensation expense related to ESOP plan	228	228	0
Gain on sales of securities available-for-sale	(476)	(476)	0
Amortization (accretion) of discounts and premiums on securities	455	455	0
Gain on sale of loans	(1,366)	(1,366)	0
Proceeds from sales of loans held for sale	27,392	27,392	0
Originations of loans held for sale	(33,747)	(18,320)	15,427
Maturities and paydowns on loans held for sale	6,443	1,371	(5,072)
Increase in cash surrender value of life insurance	(562)	(562)	0
Effect of changes in:
Accrued interest receivable and other assets	(1,968)	(1,968)	0
Accrued interest payable and other liabilities	1,167	1,167	0
Net cash provided by operating activities	2,356	12,711	10,355

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans	(42,733)	(53,088)	(10,355)
Purchases of securities available-for-sale	(117,735)	(117,735)	0
Maturities/Paydowns/Calls of securities available-for-sale	13,371	13,371	0
Proceeds from sales of securities available-for-sale	22,641	22,641	0
Purchase of premises and equipment	(391)	(391)	0
Purchase of restricted stock and other investments	(2,118)	(2,118)	0
Net cash provided by (used in) investing activities	(126,965)	(137,320)	(10,355)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	83,759	83,759	0
Exercise of stock options	2,571	2,571	0
Common stock repurchased	(1,934)	(1,934)	0
Net change in other borrowings	(3,800)	(3,800)	0
Net cash provided by (used in) financing activities	80,596	80,596	0
Net increase (decrease) in cash and cash equivalents	(44,013)	(44,013)	0
Cash and cash equivalents, beginning of year	114,217	114,217	0
Cash and cash equivalents, end of year	$70,204	$70,204	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,555	$4,555	$0
Income taxes	$0	$0	$0

Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$10,355	$10,355

See notes to consolidated financial statements

Exhibit 1 - Page11 of 12

(Revised)

HERITAGE COMMERCE CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended March 31,
	2004	2004
(Dollars in thousands)	As Originally Filed	As Reclassified	Change
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,007	$2,007	$0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	472	472	0
Provision for loan losses	600	600	0
Gain on desposals of property and equipment	(10)	(10)
Gain on sales of securities available-for-sale	(212)	(212)	0
Amortization (accretion) of discounts and premiums on securities	116	116	0
Gain on sale of loans	(727)	(727)	0
Proceeds from sales of loans held for sale	13,480	13,480	0
Originations of loans held for sale	(12,450)	(5,932)	6,518
Maturities and paydowns on loans held for sale	4,823	162	(4,661)
Increase in cash surrender value of life insurance	(329)	(329)	0
Effect of changes in:
Accrued interest receivable and other assets	(227)	(227)	0
Accrued interest payable and other liabilities	(1,124)	(1,124)	0
Net cash provided by operating activities	6,419	8,276	1,857

CASH FLOWS FROM INVESTING ACTIVITIES:
Net change in loans	(6,551)	(8,408)	(1,857)
Purchases of securities available-for-sale	(70,162)	(70,162)	0
Maturities/Paydowns/Calls of securities available-for-sale	2,890	2,890	0
Proceeds from sales of securities available-for-sale	17,637	17,637	0
Purchase of premises and equipment	(139)	(139)	0
Purchase of restricted stock and other investments	(3)	(3)	0
Net cash provided by (used in) investing activities	(56,328)	(58,185)	(1,857)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in deposits	49,575	49,575	0
Exercise of stock options	542	542	0
Net change in other borrowings	5,000	5,000	0
Net cash provided by (used in) financing activities	55,117	55,117	0
Net increase (decrease) in cash and cash equivalents	5,208	5,208	0
Cash and cash equivalents, beginning of year	114,217	114,217	0
Cash and cash equivalents, end of year	$119,425	$119,425	$0

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$2,547	$2,547	$0
Income taxes	$0	$0	$0

Supplemental schedule of non-cash investing activity:
Transfer of portfolio loans to loans held for sale	$0	$1,857	$1,857

See notes to consolidated financial statements

Exhibit 1 - Page12 of 12

				BECAME PAST
				DUE, THUS NO
				LONGER	NEVER	NOT SOLD DUE
				ELIGIBLE FOR	QUALIFIED AS	TO MARKET
ORIGINATED		SOLD	PAID OFF	SALE	HELD-FOR-SALE	CONDITION	TOTAL
2004	Number of Loans	101	9				110
	Principal Outstanding	$62,984,891	$4,618,528				$67,603,419
2005	Number of Loans	92	3	1	2	1	99
	Principal Outstanding	$69,009,957	$708,766	$609,642	$1,854,380	$1,944,500	$74,127,245
2006	Number of Loans	73	1		8	1	83
	Principal Outstanding	$52,523,565	$96,451		$4,738,451	$1,648,996	$59,007,464

Total Number of Loans		266	13	1	10	2	292

Exhibit 2

Originated With Intent to Sell But Not Classified As Held-for-Sale Loans

		Guaranteed Portion of SBA Loans Not
		Classified as Held-for-Sale Because the Loans
December 31,	# Loans	Were Not Yet Eligible for Sale At Year End
2004	27	$4,412,000
2005	17	$8,642,000
2006	30	$17,948,000

Exhibit 3 - Page 1 of 4

(REVISED)

HERITAGE COMMERCE CORP

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2006
(Dollars in thousands)	As Originally Filed	As Reclassified	Change
Assets
Cash and due from banks	$34,285	$34,285	$0
Federal funds sold	15,100	15,100	0
Total cash and cash equivalents	49,385	49,385	0
Securities available for sale, at fair value	172,298	172,298	0
Loans held for sale, at lower of cost or market	17,234	35,182	17,948
Loans, net of deferred costs	725,754	707,806	(17,948)
Allowance for loan losses	(9,279)	(9,279)	—
Loans, net	716,475	698,527	(17,948)
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	6,113	6,113	0
Company owned life insurance	36,174	36,174	0
Premises and equipment, net	2,539	2,539	0
Accrued interest receivable and other assets	36,920	36,920	0
Total assets	$1,037,138	$1,037,138	$0

Liabilities and Shareholders’ Equity
Liabilities:
Deposits
Demand, noninterest bearing	$231,841	$231,841	$0
Demand, interest bearing	133,413	133,413	0
Savings and money market	307,266	307,266	0
Time deposits, under $100	31,097	31,097	0
Time deposits, $100 and over	111,017	111,017	0
Brokered deposits, $100 and over	31,959	31,959	0
Total deposits	846,593	846,593	0
Notes payable to subsidiary grantor trusts	23,702	23,702	0
Securities sold under agreement to repurchase	21,800	21,800	0
Accrued interest payable and other liabilities	22,223	22,223	0
Total liabilities	914,318	914,318	0

Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none outstanding	0	0	0
Common Stock, no par value; 30,000,000 shares authorized; shares outstanding: 11,656,943 in 2006 and 11,807,649 in 2005	62,363	62,363	0
Retained earnings	62,452	62,452	0
Unearned restricted stock award	0	0	0
Accumulated other comprehensive loss	(1,995)	(1,995)	0
Total shareholders’ equity	122,820	122,820	0
Total liabilities and shareholders’ equity	$1,037,138	$1,037,138	$0

See notes to consolidated financial statements

Exhibit 3 - Page 2 of 4

(REVISED)

HERITAGE COMMERCE CORP

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2005
(Dollars in thousands)	As Originally Filed	As Reclassified	Change
Assets
Cash and due from banks	$35,560	$35,560	$0
Federal funds sold	62,900	62,900	0
Total cash and cash equivalents	98,460	98,460	0
Securities available for sale, at fair value	198,495	198,495	0
Loans held for sale, at lower of cost or market	70,147	78,789	8,642
Loans, net of deferred costs	688,778	680,136	(8,642)
Allowance for loan losses	(10,224)	(10,224)	-
Loans, net	678,554	669,912	(8,642)
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	5,859	5,859	0
Company owned life insurance	34,735	34,735	0
Premises and equipment, net	2,541	2,541	0
Accrued interest receivable and other assets	41,718	41,718	0
Total assets	$1,130,509	$1,130,509	$0

Liabilities and Shareholders’ Equity
Liabilities:
Deposits
Demand, noninterest bearing	$248,009	$248,009	$0
Demand, interest bearing	157,330	157,330	0
Savings and money market	353,798	353,798	0
Time deposits, under $100	35,209	35,209	0
Time deposits, $100 and over	109,373	109,373	0
Brokered deposits, $100 and over	36,040	36,040	0
Total deposits	939,759	939,759	0
Notes payable to subsidiary grantor trusts	23,702	23,702	0
Securities sold under agreement to repurchase	32,700	32,700	0
Accrued interest payable and other liabilities	22,731	22,731	0
Total liabilities	1,018,892	1,018,892	0

Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; none outstanding	0	0	0
Common Stock, no par value; 30,000,000 shares authorized; shares outstanding: 11,807,649 in 2005 and 11,669,837 in 2004	67,602	67,602	0
Retained earnings	47,539	47,539	0
Unearned restricted stock award	(803)	(803)	0
Accumulated other comprehensive loss	(2,721)	(2,721)	0
Total shareholders’ equity	111,617	111,617	0
Total liabilities and shareholders’ equity	$1,130,509	$1,130,509	$0

See notes to consolidated financial statements

Exhibit 3 - Page 3 of 4

(REVISED)

HERITAGE COMMERCE CORP

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2004
(Dollars in thousands)	As Originally Filed	As Reclassified	Change
Assets
Cash and due from banks	$33,646	$33,646	$0
Federal funds sold	24,100	24,100	0
Total Cash and cash equivalents	57,746	57,746	0
Securities available-for-sale, at fair value	232,809	232,809	0
Loans held for sale, at lower of cost or market	37,178	41,590	4,412
Loans, net of deferred costs	725,530	721,118	(4,412)
Allowance for probable loan losses	(12,497)	(12,497)	—
Loans, net	713,033	708,621	(4,412)
Premises and equipment, net	3,183	3,183	0
Accrued interest receivable and other assets	33,226	33,226	0
Company owned life insurance	26,303	26,303	0
Other investments	4,695	4,695	0
Total assets	$1,108,173	$1,108,173	$0

Liabilities and Shareholders’ Equity
Liabilities:
Deposits
Demand, noninterest bearing	$277,451	$277,451	$0
Demand, interest bearing	120,890	120,890	0
Savings and money market	357,318	357,318	0
Time deposits, under $100	38,295	38,295	0
Time deposits, $100 and over	104,719	104,719	0
Brokered deposits	19,862	19,862	0
Total deposits	918,535	918,535	0
Accrued interest payable and other liabilities	19,557	19,557	0
Other borrowings	47,800	47,800	0
Notes payable to subsidiary grantor trusts	23,702	23,702	0
Total liabilities	1,009,594	1,009,594	0

Shareholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized none outstanding	0	0	0
Common Stock, no par value; 30,000,000 shares authorized Shares outstanding: 11,669,837 in 2004 and 11,381,037 in 2003	67,409	67,409	0
Unallocated ESOP Shares	(193)	(193)	0
Accumulated other comprehensive income, net of taxes	(1,730)	(1,730)	0
Retained earnings	33,093	33,093	0
Total shareholders’ equity	98,579	98,579	0
Total liabilities and shareholders’ equity	$1,108,173	$1,108,173	$0

See notes to consolidated financial statements

Exhibit 3 - Page 4 of 4